NEWS RELEASE	ELD No. 15-08
TSX: ELD NYSE: EGO	June 12, 2015

Eldorado Gold Announces Olympias Development Update

(all figures in US dollars unless otherwise noted)

Vancouver, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to provide an update on the implementation and operational plans for the phased development at its 95%-owned Olympias Mine, part of the Kassandra projects, located in the Halkidiki district of northern Greece.

Paul Wright, Eldorado’s Chief Executive Officer stated, “The ongoing staged development of Olympias is continuing to establish the Olympias project as a cornerstone asset for the Company.”

Highlights

Estimated total capital expenditure for the concentrator upgrade and mine development for Phase II through 2015-2016 is $83M.
Estimated average annual production during the first full 4 years of Phase II (excluding ramp-up in 2016):
60,725 ounces of gold
1.1 million ounces of silver
12,200 tonnes of lead
12,900 tonnes of zinc
Estimated average cash operating costs of $309/oz (including by-product credits) during the first full 4 years of Phase II (excluding ramp-up in 2016).
Overall metal recovery in the flotation circuit is estimated to be 89% for lead, 94% for zinc, 92% for silver and 88% for gold.
The project is projected to generate ~$618M of pre-tax revenue during the first five years of Phase II operations, from 2016-2020.

Phase I

During this initial phase of operations, pyrite tailings previously deposited in the Olympias tailings management facility (TMF) are being reclaimed and reprocessed through the concentrator to recover a gold concentrate. Tailings are reground in a ball mill at a throughput of 2,400 tonnes per day (tpd) then processed through a single stream flotation circuit to recover gold bearing pyrite concentrate for sale offshore. Tailings from this process are then transferred to the centrally located Kokkinolakas TMF, which services both the Olympias and Stratoni mines. At current production rates, Phase I is expected to be complete by the end of 2015. Environmental reclamation of the Olympias TMF area is projected to begin in late 2015 as areas become available.

Historic underground mining at Olympias for lead and zinc (1976-1995) used a combination of sub-level caving and drift and fill methods. In 2012, Eldorado initiated an extensive program of rehabilitation of the old workings and development of new access to the orebody. The work currently underway involves replacing and upgrading ground support, rehabilitation of the existing 320 meter deep shaft and additional ventilation capacity. Development of the main decline from the Stratoni valley to access the bottom of the mine is also underway, having reached 1,725 meters of the planned 8,300 meter length.

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Phase II

The second phase of operations will include the conversion of the concentrator to a differential flotation circuit producing lead, zinc and gold concentrates, which is expected to be sold through offshore contracts. The concentrator is designed to be operated at a throughput of 385,000 tonnes per annum (tpa) as set out in the approved Environmental Impact Assessment (EIA) for the Kassandra Mines.[1]

Development of the underground mining operation to support Phase II production has involved continued rehabilitation of existing drives and development of new access to the ore. A total of 13,000 meters of mine development has been completed to date. Drift and fill stoping with paste backfill has been selected as the most effective mining method for the orebody. Consolidated paste backfill is expected to provide necessary support for the mining operations. Due to the high mass pull for the concentrates, the majority of tailings produced from the flotation circuit are expected to be used as mine backfill. Sufficient mine development and infrastructure is expected to be in place to support ramping up underground ore production starting in Q2 2016. The opportunity exists in the new circuit to increase production beyond the stated throughput with minimal investment, should it be chosen in the future. It is estimated Phase II will operate for approximately 6-8 years.

Implementation and Operating Performance

Phase II engineering and design is well underway, with some site preparation in progress, and on schedule to initiate construction of Phase II in Q4 2015. During the preparations for Phase II, the concentrator plant will be shut down for installation of the three flotation circuits. Prior to the shutdown, rehabilitation work will be carried out in a number of areas including replacement of the crushing facilities for mine ore, modifications to the thickening and filtration circuits, and the installation of a new ball mill to treat the underground ore. The work required to bring the plant up to a nominal design capacity of 385,000 tpa will be completed in mid-2016.

The estimated cost of conversion of the concentrator for differential flotation plus refurbishment of the crushing and grinding circuits and addition of a paste backfill plant is approximately $45.6M as detailed below.

Table 1: Concentrator Upgrade

Capital Cost Estimate	2015 [US$M]	2016 [US$M]
Overall Site and Infrastructure	0.5	0.5
Crushing	3.2	1.1
Grinding and Flotation	3.4	14.0
Concentrate Filtration and Bagging	2.8	1.1
Tailings Filtration and Backfill	6.4	2.1
Sub-Total Direct Costs	16.3	18.8
Indirect Costs	5.2	5.3
Total Capital Expenditures	21.5	24.1

[1] Stratoni, Skouries and Olympias comprise the Kassandra Mines and are all permitted under one EIA.

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In addition to the $45.6M estimated expenditure for the concentrator upgrade, estimated capital expenditures for Phase II preparation in 2015 and 2016 are approximately $37.5M.

Economic analysis of the project, carried out using a gold price of $1,250/oz, silver at $16.50/oz, lead at $2,000/t and zinc at $2,000/t, shows strong performance during the operating period with early payback of capital for development of Phase II. The project is expected to generate approximately $618M of pre-tax revenue during the first five years of Phase II. Table 2 details the financial performance of Phase II over the first five years.

Table 2: Five Year Operating Performance

Performance	Units	2016	2017	2018	2019	2020
Ore Tonnes	tpa	109,100	385,000	385,000	385,000	385,000
Gold Grade	g/t	11.1	10.8	9.2	8.5	9.2
Payable Gold Production	oz	19,800	68,300	59,200	55,400	60,000
Payable Silver Production	oz	277,600	914,800	1,066,900	1,237,100	1,289,400
Payable Lead Production	t	2,800	9,600	11,800	13,600	13,900
Payable Zinc Production	t	2,600	10,100	12,600	13,800	15,100
Total Au-Equiv Production	oz AuEq	32,104	111,895	112,323	115,570	123,420
C1 - Cash Operating Cost	US$/oz Au	391	400	347	272	202
All-In Sustaining Cost	US$/oz Au	582	617	596	538	450
Gross Revenue	US$M	40	140	140	144	154

* oz AuEq = ( (oz Au * Au price per oz) + (oz Ag * Ag price per oz) + (t Pb * Pb price per t) + (t Zn * Zn price per t) ) / (Au price per oz)

Phase III

The design of Olympias Phase III is currently under way. Phase III is designed to include the completion of the main decline accessing the bottom of the Olympias orebody, and installation of underground materials handling facilities for ore, waste and mine backfill. In Phase III, the mine is designed to be operated at a nominal throughput of 800,000 tpa, as per the EIA approved by the Greek authorities, providing feed for a new concentrator and gold recovery circuit.

Skouries Update

The Company expects commissioning of the Skouries Project in the first quarter of 2017 pending anticipated near-term resolution of outstanding approval challenges. The project continues to advance with mills in place and steelwork and equipment erection underway on the flotation circuit. Earthworks on the plant site area are continuing and topsoil is being removed in preparation for construction of the first tailings dam. The topsoil and overburden removal contract from the open pit was completed in April.

Eldorado in Greece

With approximately $450 million invested to date in developing the Skouries and Olympias projects, Eldorado is one of the largest foreign investors in Greece. The Company now directly employs over 2,000 people in the country and has paid in excess of $60 million in payroll taxes to the Greek Government since 2012 and $160 million to Greek suppliers in 2014. All operations are legally permitted and operate in accordance with all Greek and European regulations. International and in-country guidelines are followed to ensure that the environmental and safety practices meet the highest standards. The integrity of the Hellas Gold EIA, which took five years to prepare, has been affirmed by Greece’s Council of State (Supreme Court) on three separate occasions.

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About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Olympias Development Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr

Vice President Investor Relations & Corporate Communications

604 601 6701

kristam@eldoradogold.com

www.eldoradogold.com

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